UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

MuleSoft, Inc.

(Name of Issuer)

Class A Common Stock, $.000025 par value

(Title of Class of Securities)

625207105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 625207105	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AU Special Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,786,505 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,786,505 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,786,505 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON
PN

CUSIP No. 625207105	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenspring FF-GP III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,786,505 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,786,505 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,786,505 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON
OO

CUSIP No. 625207105	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenspring SPV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,786,505 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,786,505 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,786,505 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON
OO

CUSIP No. 625207105	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenspring Associates, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,126,419 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,126,419 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,126,419 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON
CO

CUSIP No. 625207105	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles Ashton Newhall

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,126,419 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,126,419 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,126,419 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 625207105	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Lim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,126,419 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,126,419 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,126,419 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 625207105	13G	Page 8 of 12 Pages

Item 1(a).	Name of Issuer:

MuleSoft, Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

77 Geary Street, Suite 400, San Francisco, California 94108.

Item 2(a).	Name of Persons Filing:

(a)  AU Special Investments, L.P. ("AUSI");

(b)  Greenspring FF-GP III, LLC ("GS FF-GP"), which is the sole general partner of AUSI; Greenspring SPV, LLC ("GS SPV") which is the member of GS FF-GP; and Greenspring Associates, Inc. ("Greenspring") which is the sole member of GS SPV; and

(c)  Charles Ashton Newhall ("Newhall") and James Lim ("Lim" and together with Newhall, the "Directors") are the directors of Greenspring.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of each Reporting Person is 100 Painters Mill Road, Suite 700, Owings Mills, MD 21117.

Item 2(c).	Citizenship:

AUSI is a limited partnership organized under the laws of the State of Delaware.  GS FF-GP, and GS SPV are limited liability companies organized under the laws of the State of Delaware.  Greenspring is a corporation organized under the laws of the State of Delaware.  Each of the Directors is a United States Citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $.000025 par value ("Common Stock").

Item 2(e).	CUSIP Number:

625207105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 625207105	13G	Page 9 of 12 Pages

Item 4.	Ownership.

(a)
Amount Beneficially Owned:

AUSI is the record owner of 3,786,505 shares of Class A Common Stock (the "AUSI Shares").  As the general partner of AUSI, GS FF-GP may be deemed to own beneficially the AUSI Shares.  As the general partner of GS FF-GP, GS SPV may be deemed to own beneficially the AUSI Shares.  As the sole member of GS SPV, Greenspring may be deemed to own beneficially the AUSI Shares.  As the directors of Greenspring, the Directors may be deemed to own beneficially the AUSI Shares.

Greenspring Secondaries Fund I, L.P. ("GSF I") and Greenspring Secondaries Fund II, L.P. ("GSF II") are the record owners of 282,087 shares of Class A Common Stock and 1,057,827 shares of Class A Common Stock, respectively (such shares of Class A Common Stock the "GSF Shares").  As the sole member of the general partners of the general partners of GSF I and GSF II, Greenspring may be deemed to own beneficially the GSF Shares.  As the directors of Greenspring, the Directors may be deemed to own beneficially the GSF Shares.

(b)
Percent of Class: See Line 11 of the cover sheets.  In accordance with Rule 13d-1(j), the percentages relating to beneficial ownership of Class A Common Stock are based on 74,905,453 shares of Class A Common Stock reported by the Issuer to be outstanding as of October 31, 2017 on Form 10-Q as filed with the Securities and Exchange Commission on November 2, 2017.

(c)   Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: see line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Class A Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.
Exhibit 2 – Power of Attorney

CUSIP No. 625207105	13G	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 14, 2018

AU SPECIAL INVESTMENTS, L.P.

By:  Greenspring FF-GP III, LLC

By:  Greenspring SPV, LLC

By  Greenspring Associates, Inc.

By:  /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING FF-GP III, LLC

By:  Greenspring SPV, LLC

By:  Greenspring Associates, Inc.

By:  /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING SPV, LLC

By:  Greenspring Associates, Inc.

By:  /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING ASSOCIATES, INC.

By:  /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

*
Charles Ashton Newhall

*
James Lim

*By:   /s/ Eric Thompson
Eric Thompson
As attorney-in-fact

This Schedule 13G was executed by Eric Thompson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 625207105	13G	Page 11 of 12 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of MuleSoft, Inc.

February 14, 2018

AU SPECIAL INVESTMENTS, L.P.

By:  Greenspring FF-GP III, LLC

By:  Greenspring SPV, LLC

By  Greenspring Associates, Inc.

By:  /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING FF-GP III, LLC

By:  Greenspring SPV, LLC

By:  Greenspring Associates, Inc.

By:  /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING SPV, LLC

By:  Greenspring Associates, Inc.

By:  /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING ASSOCIATES, INC.

By:  /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

*
Charles Ashton Newhall

*
James Lim

*By:   /s/ Eric Thompson
Eric Thompson
As attorney-in-fact

This Agreement was executed by Eric Thompson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 625207105	13G	Page 12 of 12 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Eric Thompson with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney‑in‑fact may approve in such attorney‑in‑fact's discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of February, 2018.

/s/ Charles Ashton Newhall Charles Ashton Newhall

/s/ James Lim James Lim